

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 29, 2015

Timothy Armes
Chief Executive Officer
MedCareers Group, Inc.
758 E Bethel School Road
Coppell, Texas 75019

>   **Re: MedCareers Group, Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed December 14, 2015**
>   **File No. 000-55089**

Dear Mr. Armes:

        We have reviewed your amended filing and have the following comment. References to prior comments refer to our letter dated December 9, 2015.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

About this Information Statement

On what corporate matters did the principal stockholders vote?, page 3

1.   We note your response to prior comment 1 in which you state effectively that "the company contacted" past investors to seek their consents. The solicitation of consents therefore does not appear to have been "otherwise than on behalf of the registrant," your assertion that the company was acting on behalf of an investor notwithstanding. As you have indicated in your filing, "the Information Statement … is being furnished to holders of record … with respect to certain corporate actions of the Company" and is therefore considered a solicitation "on behalf of the registrant." As such, the exemption afforded by Rule 14a-2(b)(2) does not apply to your filing. As you cannot rely on the exemption, please file a Preliminary Proxy Statement on Schedule 14A.

       If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: William Robinson Eilers, Esq.
        Eilers Law Group, PA